EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

July 16, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD ANNOUNCES AMENDED LETTER OF INTENT
FOR ACQUISITION OF THE GOLDEN ARROW PROPERTY, NEVADA,
APPOINTS NEW CHIEF FINANCIAL OFFICER

Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company"): is pleased to announce that it has executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”)and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction").

Golden Arrow Property Details

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 7,030 acres (2,845 hectares). It is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 200,000 feet of reverse circulation and diamond core drilling. Emgold completed a “2018 Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, USA” as announced by press release on March 19, 2018. This report is available on the Company’s website at www.emgold.com or through the Company’s filings at www.sedar.com.

To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other targets have been identified for exploration. Emgold's management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property indicating potential for vein style mineralization that has been subject to limited modern exploration, if any, to evaluate its potential.

Revised Golden Arrow Sale and Option Terms

The terms of the Second Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance and the entry into a definitive sale and option agreement between Nevada Sunrise and Emgold, Emgold would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of $100,000; and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold, as shown in Table 1 below (all cash amounts in this news release are stated in Canadian dollars):

Table 1
Initial Acquisition by Emgold of 51 Percent Interest in the Golden Arrow Property
Date	Cash Payment($CDN)	Emgold Shares	Percentage Interest
Execution and delivery of the Original LOI	$35,000 (already paid)	--	0%
Execution and delivery of the First Amended LOI	$32,000 (already paid)	--	0%
On or before July 18, 2018	$33,000	2,500,000	51%
Sub-Total:	$100,000	2,500,000	51%

The Second Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly-owned subsidiary of Emgold) the sole and exclusive right and option (the "Option") to acquire an undivided additional 49 percent (for a total of 100 percent) interest in the property, which would be exercisable by Emgold for a period of 24 months from the Closing Date (the "Option Period") by Emgold issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold, as shown in Table 2 below:

Table 2
Emgold’s Option to Acquire Additional
49 Percent Interest in the Golden Arrow Property
Date	Cash Payment($CDN)	Emgold Shares	Percentage Interest
On or before 24 months from Closing Date	--	2,500,000	100%
Sub-Total:	--	2,500,000	100%
TOTAL:	$100,000	5,000,000	100%

Emgold would be responsible for all exploration expenditures, including claims fees, core storage fees, and all holding costs during the Option Period. Emgold will be the operator of the Property during the Option Period.

If the Option is not exercised, the Parties would form a Nevada joint venture (the "Joint Venture"). The Joint Venture would be established as a separate company or using an existing subsidiary of Emgold or Nevada Sunrise, with 51 percent of the shares owned by Emgold and 49 percent of the shares owned by Nevada Sunrise and Emgold as the Operator of the Joint Venture. After forming the Joint Venture, if either Party elects not to contribute to the Joint Venture and its interest falls below 10 percent ownership at any time (the “Diluted Party”), the other Party will have the option of purchasing the Diluted Party’s remaining interest in in the Joint Venture for $1.0 million.

Appointment of New CFO

Emgold announces the resignation of Grant Smith and the appointment of Robert Rosner as its new Chief Financial Officer (“CFO”). Mr. Rosner has significant experience as a mining industry entrepreneur and executive. He currently serves as Director, President and CEO of Lucky Minerals (TSX.V: LJ), Director and CFO of Chimata Gold Corp (TSX.V: CAT), as well as holds Director and Executive positions on several Canadian and USA based public companies. Mr. Rosner has over 30 years of experience in the mining industry and acted as an officer and director of both Canadian and U.S. listed companies, providing senior management of reporting compliance, oversight and fiduciary capacities, and directing corporate activities. He also has significant experience in Initial Public Offerings, Mergers & Acquisitions, and reverse takeovers. Emgold would like to thank Mr. Smith for his service to and support of the Company over his years in the CFO position.

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by National Instrument 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, timing and cost of exploration programs in respect of the Golden Arrow Property and otherwise, anticipated results from the exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Golden Arrow Property, the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option agreement for the Golden Arrow Property and the Company's expectation that it will be able to enter into agreements to acquire interests in additional mineral properties, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Golden Arrow Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of the Transaction and any other current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.